Exhibit 11.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE
(Expressed in thousands of United States dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

		Shares
	Net Income	outstanding and	Amount per
	(unaudited)	equivalents	Share
Quarter ended June 30, 2005
Basic EPS	$64,050	48,348,475	$1.32
Diluted EPS	$64,050	48,426,669	$1.32
Quarter ended June 30, 2004
Basic EPS	$74,148	48,274,276	$1.54
Diluted EPS	$74,148	48,354,678	$1.53

Six months ended June 30, 2005
Basic EPS	$108,005	48,339,643	$2.23
Diluted EPS	$108,005	48,427,886	$2.23
Six months ended June 30, 2004
Basic EPS	$147,776	48,262,050	$3.06
Diluted EPS	$147,776	48,355,325	$3.06

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